Dreyfus Florida Municipal Money Market Fund
Statement of Investments
February 28, 2006 (Unaudited)

Tax Exempt Investments--99.8%	Principal Amount ($)	Value ($)
Alachua County, Industrial Revenue		
(North Central Florida YMCA) 3.30%		
(LOC; SouthTrust Bank)	1,745,000 a	1,745,000
Alachua County Housing Finance Authority,		
MFHR 3.31% (Liquidity Facility; Merrill		
Lynch)	3,385,000 a,b	3,385,000
Brevard County, Revenue (Holy Trinity Episcopal		
Academy Project) 3.25% (LOC; Wachovia Bank)	955,000 a	955,000
Brevard County Health Facilities Authority,		
Health Care Facilities Revenue		
3.25% (Liquidity Facility; Merrill Lynch)	5,000,000 a,b	5,000,000
Brevard County School Board, RAN		
3.71%, 4/28/2006	1,000,000	1,001,172
Brevard County School District, TAN		
3.96%, 6/30/2006	7,500,000	7,525,587
Broward County:		
IDR:		
(GB Instruments Inc. Project)		
3.37% (LOC; Bank of America)	2,100,000 a	2,100,000
(Rex Three Inc. Project)		
3.30% (LOC; Wachovia Bank)	2,210,000 a	2,210,000
Sales Tax Revenue, CP:		
3.05%, 6/1/2006 (Liquidity Facility;		
Dexia Credit Locale)	1,587,000	1,587,000
3.25%, 6/1/2006 (Liquidity Facility;		
Dexia Credit Locale)	4,250,000	4,249,450
Broward County Housing Finance Authority,		
MFHR:		
(Cypress Grove Apartments Project)		
3.33% (Liquidity Facility; Sun America Inc.)	15,000,000 a	15,000,000
(Golf View Gardens Apartments Project)		
3.26% (LOC; Regions Bank)	8,850,000 a	8,850,000
SFMR (Merlots Program)		
3.28% (Insured: FNMA and GNMA and		
Liquidity Facility; Wachovia Bank)	20,000 a,b	20,000
Collier County Housing Finance Authority, MFHR		
(George Washington Carver Apartments)		
3.30% (LOC; PNC Bank)	3,000,000 a	3,000,000
Collier County Industrial Development Authority, IDR		
(March Project) 3.35% (LOC; Wachovia Bank)	2,900,000 a	2,900,000
Dade County Industrial Development Authority,		
IDR (U.S. Holdings Inc. Project)		
3.34% (LOC; SunTrust Bank)	875,000 a	875,000
Escambia County Housing Finance Authority, SFMR		
(Merlots Program) 3.28% (Insured: FNMA and GNMA		
and Liquidity Facility; Wachovia Bank)	2,410,000 a,b	2,410,000
Florida Development Finance Corporation, IDR:		
(Air Technology)		
3.35% (LOC; Wachovia Bank)	2,000,000 a	2,000,000
(Byrd Technologies Inc.)		
3.35% (LOC; Wachovia Bank)	1,390,000 a	1,390,000
(Downey Glass Industries)		
3.35% (LOC; Wachovia Bank)	770,000 a	770,000
(DSLA Realty LC Project)		
3.34% (LOC; SunTrust Bank)	1,350,000 a	1,350,000
(Energy Planning Associates)		
3.35% (LOC; Wachovia Bank)	1,390,000 a	1,390,000
(Enterprise Bond Program):		
3.35% (LOC; Wachovia Bank)	3,075,000 a	3,075,000
3.35% (LOC; Wachovia Bank)	1,020,000 a	1,020,000
(Enterprise Bond Twin Vee)		
3.34% (LOC; SunTrust Bank)	1,720,000 a	1,720,000
(Florida Steel Project)		
3.35% (LOC; Wachovia Bank)	975,000 a	975,000
(Increte LLC Project)		
3.35% (LOC; Wachovia Bank)	2,055,000 a	2,055,000
(Jamivon Properties Inc.)		
3.35% (LOC; Wachovia Bank)	1,600,000 a	1,600,000
(Kelray Real Estate Project)		
3.35% (LOC; Wachovia Bank)	870,000 a	870,000
(Octex Corporation Project)		
3.35% (LOC; Wachovia Bank)	150,000 a	150,000
Refunding (Charlotte Community Project)		
3.24% (LOC; SunTrust Bank)	1,320,000 a	1,320,000
(Retro Elevator Corporation Project)		
3.35% (LOC; Wachovia Bank)	795,000 a	795,000
(R.L. Smith Investments LLC)		
3.34% (LOC; SunTrust Bank)	1,000,000 a	1,000,000
(Suncoast Bakeries Inc. Project)		
3.29% (LOC; SunTrust Bank)	800,000 a	800,000
(Trese Inc. Project)		
3.35% (LOC; Wachovia Bank)	1,120,000 a	1,120,000
(University of Southern Florida Foundation)		
3.35% (LOC; SunTrust Bank)	1,000,000 a	1,000,000
Florida Housing Finance Corporation, MFHR		
(Falls of Venice Project) 3.25%		
(Insured; FNMA and Liquidity Facility; FNMA)	8,325,000 a	8,325,000
Florida Ports Financing Commission,		
Revenue (State Transportation Trust		
Fund-Intermodal Program)		
4.56%, 10/1/2006 (Insured; FGIC)	250,000	251,620
Florida Rural Utility Financing Commission, Revenue		
(Public Project Construction)		
3.98%, 5/1/2006	6,595,000	6,606,848
Florida State Board of Education,		
Public Education Capital Outlay:		
GO Note:		
3.97%, 6/1/2006 (Insured; FGIC)	100,000	100,177
4%, 6/1/2006	100,000	100,171
6.43%, 6/1/2006	200,000	201,711
Revenue 4%, 6/1/2006	1,080,000	1,082,110
Florida State Department of Environmental Protection,		
Preservation Revenue (Florida Forever)		
3.98%, 7/1/2006 (Insured; AMBAC)	140,000	140,321
Florida State Division of Bond Finance,		
Department General Services Revenues		
(Department Environmental Protection		
Preservation) 5.15%, 7/1/2006 (Insured; FGIC)	100,000	100,808
Gulf Breeze, Health Care Facilities Revenue		
(Heritage Health Care Project) 3.36%		
(Insured; Sun America Inc.)	17,030,000 a	17,030,000
Hillsborough County, Captital Improvement Program,		
Transportation Revenue, CP		
3%, 6/1/2006 (LOC; State Street Bank and Trust Co.)	12,620,000	12,620,000
Hillsborough County Aviation Authority,		
Revenue (Merlots Program) 3.28%		
(Insured; MBIA and Liquidity Facility; Wachovia Bank)	1,985,000 a,b	1,985,000
Hillsborough County Housing Finance Authority, MFHR		
3.31% (Liquidity Facility; Merrill Lynch)	4,515,000 a,b	4,515,000
Hillsborough County Industrial Development Authority:		
IDR:		
(Allied Aerofoam Project) 3.30%		
(LOC; Wachovia Bank)	2,650,000 a	2,650,000
Refunding (Leslie Controls Inc.)		
3.29% (LOC; SunTrust Bank)	3,535,000 a	3,535,000
(Seaboard Tampa Terminals) 3.33%		
(LOC; Wachovia Bank)	4,000,000 a	4,000,000
Recreational Revenue (Tampa Metropolitan Area		
YMCA Project) 3.24% (LOC; Bank of America)	800,000 a	800,000
Indian River County School District, GO Notes		
Refunding 4.92%, 4/1/2006 (Insured; FSA)	325,000	325,473

Jacksonville, CP			
3.20%, 6/8/2006 (LOC; Landesbank Baden-			
Wuerttemberg)	2,000,000		2,000,000
Jacksonville Economic Development Commission,			
IDR (Load King Manufacturing Co. Inc. Project)			
3.34% (LOC; SouthTrust Bank)	2,520,000	a	2,520,000
Jacksonville Educational Facilities Revenue,			
(Edward Waters College Project)			
3.25% (LOC; Wachovia Bank)	4,300,000	a	4,300,000
Jacksonville Health Facilities Authority,			
Health Facilities Revenue			
(River Garden/Coves Project)			
3.25% (LOC; Wachovia Bank)	265,000	a	265,000
JEA, Electric System Revenue, CP			
3.22%, 7/20/2006 (Liquidity Facility; Landesbank			
Hessen- Thuringen Girozentrale)	5,000,000		5,000,000
Lake County Industrial Development Authority,			
Industrial Revenue (Locklando Door and Millwork)			
3.30% (LOC; Wachovia Bank)	3,375,000	a	3,375,000
Lee County, Airport Revenue 3.26%			
(Insured; FSA and Liquidity Facility; Merrill Lynch)	1,275,000	a,b	1,275,000
Lee County Housing Finance Authority:			
MFHR (Heron Pond Apartments)			
3.26% (LOC; Regions Bank)	6,035,000	a	6,035,000
SFMR:			
(Merlots Program)			
3.28% (Insured: FNMA and GNMA and			
Liquidity Facility; Wachovia Bank)	2,970,000	a,b	2,970,000
(Multi-County Program)			
3.37%, 3/1/2007 (Insured; AMBAC)	12,000,000	c	12,000,000
Lee Memorial Health System, HR			
(Lee Memorial Health System):			
3.22%	13,000,000	a	13,000,000
Refunding 2.97%, 4/1/2006 (Insured; MBIA)	1,045,000		1,045,261
Leesburg, HR (The Villages Regional			
Hospital Project) 3.24% (Insured; Radian and Liquidity			
Facility; Bank of Nova Scotia)	12,000,000	a	12,000,000
Leon County School District, GO, Refunding			
3.98%, 7/1/2006 (Insured; FGIC)	100,000		100,324
Manatee County, IDR			
(Avon Cabinet Corporation Project)			
3.29% (LOC; Bank of America)	2,250,000	a	2,250,000
Marion County Industrial Development Authority,			
IDR (Universal Forest Products)			
3.35% (LOC; Wachovia Bank)	2,500,000	a	2,500,000
Martin County, PCR, Refunding			
(Florida Power and Light Co. Project) 3.02%	19,050,000	a	19,050,000
Miami-Dade County:			
Aviation Revenue:			
3.25% (Insured; XLCA and Liquidity Facility;			
Goldman Sachs)	5,400,000	a,b	5,400,000
3.26% (Insured; CIFG and Liqidity Facility;			
Merrill Lynch)	2,000,000	a,b	2,000,000
Miami-Dade County Industrial Development Authority:			
IDR:			
(Dutton Press Inc. Project) 3.29% (LOC; SunTrust Bank)	1,800,000	a	1,800,000
(Futurama Project) 3.35% (LOC; SouthTrust Bank)	2,300,000	a	2,300,000
(Ram Investments Project) 3.30% (LOC; Wachovia Bank)	2,960,000	a	2,960,000
Industrial Revenue			
(Altira Inc. Project) 3.29% (LOC; SunTrust Bank)	2,550,000	a	2,550,000
Private Schools Revenue			
(Gulliver Schools Project)			
3.24% (LOC; Bank of America)	1,050,000	a	1,050,000
SWDR (Waste Management Inc.) 3.29%			
(Liquidity Facility; Lloyds TSB Bank PLC)	4,245,000	a,b	4,245,000
North Miami, Educational Facilities Revenue			
(Miami Country Day School Project)			
3.24% (LOC; Bank of America)	450,000	a	450,000
Orange County Health Facility Authority,			
CP 3.20%, 3/23/2006 (LOC; SunTrust Bank)	7,600,000		7,600,000
Orange County Housing Finance Authority,			
MFHR (Windsor Pines Partners)			
3.27% (LOC; Bank of America)	5,320,000	a	5,320,000
Orange County Industrial Development Authority, Revenue:			
(Lake Highland Preparatory School, Inc. Project)			
3.25% (LOC; Wachovia Bank)	2,890,000	a	2,890,000
(Trinity Preparatory School of Florida, Inc. Project)			
3.25% (LOC; Wachovia Bank)	105,000	a	105,000
(University of Central Florida Foundation Inc. Project)			
3.25% (LOC; Wachovia Bank)	3,860,000	a	3,860,000
Orange County School District, TAN			
4.44%, 9/15/2006	10,000,000		10,076,077
Palm Beach County:			
GO (Land Acquisition Program)			
3.70%, 6/1/2006	100,000		100,108
IDR, Refunding (Eastern Metal Supply)			
3.30% (LOC; Wachovia Bank)	2,840,000	a	2,840,000
Palm Beach County Educational Facilities Authority,			
College and University Revenue			
(Atlantic College) 3.24% (LOC; Bank of America)	11,500,000	a	11,500,000
Palm Beach County Housing Finance Authority, MFHR			
(Azalea Place Apartments Project)			
3.27% (LOC; SunTrust Bank)	2,225,000	a	2,225,000
Palm Beach County School District, GO Notes			
Refunding 3.48%, 8/1/2006 (Insured; FGIC)	100,000		100,103
Pasco County, Solid Waste Disposal and Resource			
Recovery System Revenue 5.69%, 4/1/2006 (Insured; AMBAC)	1,000,000		1,002,458
Pasco County Educational Facilities Authority,			
College and University Revenue			
(Saint Leo University Project) 3.30%			
(LOC; Amsouth Bank)	310,000	a	310,000
Pinellas County Housing Finance Authority:			
MFHR (Alta Largo Apartments Project)			
3.26% (LOC; Amsouth Bank)	7,000,000	a	7,000,000
SFMR 3.27% (GIC; Rabobank and Liquidity Facility;			
Merrill Lynch)	5,145,000	a,b	5,145,000
Pinellas County Industrial Development Authority, IDR:			
(Falcon Enterprises Inc. Project)			
3.34% (LOC; SunTrust Bank)	1,915,000	a	1,915,000
(Sure-Feed Engineering Project)			
3.29% (LOC; Bank of America)	465,000	a	465,000
Pinellas County Industry Council:			
IDR (Molex ETC Inc. Project) 3.35%			
(LOC; Wachovia Bank)	2,350,000	a	2,350,000
Revenue (LLC Day School Project)			
3.30% (LOC; Wachovia Bank)	135,000	a	135,000
Polk County Industrial Development Authority, IDR:			
(GSG Investments Project) 3.30% (LOC; Wachovia Bank)	2,330,000	a	2,330,000
(Treatt Inc. Project) 3.29% (LOC; Bank of America)	4,110,000	a	4,110,000
Putnam County Development Authority, PCR			
(Seminole Electric Cooperative, Inc. Project):			
3.70%	5,785,000	a	5,785,000
3.70%	2,430,000	a	2,430,000
Riviera Beach, IDR			
(K. Rain Manufacturing Project)			
3.29% (LOC; SunTrust Bank)	2,175,000	a	2,175,000
Roaring Fork Municipal Products LLC, Revenue:			
3.33% (Insured; MBIA and Liquidity			
Facility; Bank of New York)	12,485,000	a,b	12,485,000
3.33% (Insured; AMBAC and Liquidity			
Facility; Bank of New York	7,925,000	a,b	7,925,000
Saint John's County Industrial Development Authority:			
Health Facilities Revenue (Coastal Health Care			
Investor) 3.31% (LOC; SunTrust Bank)	1,400,000	a	1,400,000
IDR (Bronz-Glow Technologies Project)			
3.35% (LOC; Wachovia Bank)	1,295,000	a	1,295,000
Saint Lucie County, IDR			
(A-1 Roof Trusses Co. Project)			
3.35% (LOC; SouthTrust Bank)	1,195,000	a	1,195,000
Saint Petersburg Health Facilities Authority, Health Care			
Facilities Revenue (American Lung Association)			
3.30% (LOC; Wachovia Bank)	1,015,000	a	1,015,000
Sarasota, Water and Sewer Utility Revenue			
6.15%, 10/1/2006 (Insured; FGIC)	110,000		111,870
Sarasota County, IDR (Sarasota Military Academy)			
3.30% (LOC; Wachovia Bank)	2,000,000	a	2,000,000
Sumter County Industrial Development Authority:			
IDR (Robbins Manufacturing Co. Project)			
3.30% (LOC; Wachovia Bank)	515,000	a	515,000
Revenue (Villages Tri-County Medical Center)			
3.29% (LOC; SunTrust Bank)	2,526,000	a	2,526,000
Sunshine State Governmental Financing Commission,			
Revenue, CP:			
3.12%, 3/7/2006 (Liquidity Facility; Bank of Nova Scotia)	12,000,000		12,000,000
3.12%, 3/7/2006 (Liquidity Facility; DEPFA Bank PLC)	3,500,000		3,500,000
Tamarac, IDR			
(Arch Aluminum and Glass Co.) 3.35%			
(LOC; Comerica Bank)	1,000,000	a	1,000,000
Volusia County Educational Facilities Authority,			
Educational Facilities Revenue (Embry-Riddle			
Aeronautical University, Inc. Project) 3.23%			
(Insured; Radian Bank and Liquidity Facility;			
Citibank N.A.)	3,125,000	a,b	3,125,000
Total Investments (cost $395,884,009	**99.8%**		**395,884,649**
Cash and Receivables (Net)	**.2%**		**798,875**
Net Assets	**100.0%**		**396,683,524**

Summary of Abbreviations

ACA	American Capital Access
AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Notes to Statement of Investments:

a Securities payable on demand. Variable interest rate--subject to periodic change.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933.
   These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.
   At February 28, 2006, these securities amounted to $61,885,000 or 15.6% of net assets.
c Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.